Press Release

2025 Annual General Meeting

Vancouver, Canada, April 4, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, announces that its 2025 Annual General and Special Meeting of shareholders will be held on Friday, May 23, 2025.  The record date for voting at the Annual General and Special Meeting has been set as April 16, 2025. A copy of the notice, agenda and associated material will be distributed to shareholders by normal distribution methods prior to the meeting and will also be made available on the Company's website at that time.

Pursuant to the Nasdaq Rules, the Company announces that is has received a notification letter from Nasdaq on April 1, 2025, citing non-compliance with Listing Rule 5620(a) for failing to hold its annual general meeting of shareholders within twelve months of the fiscal year ended March 31, 2024.  The Company anticipates that it will regain compliance by holding its annual general meeting on May 23, 2025.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2025 GreenPower Motor Company Inc. All rights reserved.